PUBLIC COMPANY MANAGEMENT CORPORATION

Moderator: Scott Allen
December 13, 2004
3:30 p.m. CT

This presentation contains forward-looking statements within the meaning of Section 27A of the

Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as

amended. The forward-looking statements are based on current expectations, estimates and

projections made by management. The Company intends for the forward-looking statements to

be covered by the safe harbor provisions for forward-looking statements. Words such as

"anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", or variations of such

words are intended to identify such forward-looking statements. All statements in this release

about the future outlook related to Public Company Management Corporation and statements

related to our expectation that we remain on track for our revenue and earnings guidance, our

expectation that we will be at the mid-to-upper end of our guidance range, and the outcome of

any contingencies are forward-looking statements. The forward-looking statements are subject to

risks and uncertainties that could cause actual results to differ materially from those set forth or

implied by any forward-looking statements. All forward-looking statements made in this press

release are made as of the date hereof, and the company assumes no obligation to update the

forward-looking statements included in this news release whether as a result of new information,

future events, or otherwise. Please refer to the Company's Form 10-K and other filings with the

SEC for additional information regarding risks and uncertainties, including, but not limited to, the

risk factors listed from time to time in such SEC reports. Copies of these filings are available

through the SEC's electronic data gathering analysis and retrieval system (EDGAR) at

www.sec.gov.

Operator: Good day and welcome to this Public Company Management Corporation, PUBC, fiscal year 2004 earnings call. Today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Scott Allen. Please go ahead, sir.

Scott Allen: Good afternoon and welcome to you all to our first earnings call as Public Company Management Corporation. We're very excited to be here with you today and share some of the fantastic results we've been having already in fiscal year 2004 and since the name change and the new alignment of business.

I'd like to start off first of all by saying that this presentation does contain forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 both as amended.

These forward-looking statements are based on current expectations, estimates, and projections made by management. A full and complete disclosure of the statement is included in the presentation on slide two of the presentation and will also be included in the output of the presentation and in the transcript of the presentation which will be 8-K'd on Wednesday.

Today with us here we have the president and CEO of Public Company Management Corporation, Mr. Stephen Brock. Let me give you a little run down of how we're going to do the presentation today. Since that I know that many of you all are new investors or newly acquainted with Public Company Management – well we're going to start with a brief overview of the company and some description of our business so that we can put all of these earnings and stock performance and those things within the context of our business.

So we'll start off with that overview and then I'll turn it over to Mr. Brock for the financials and for a look at the financials and also for some forward-looking statements. We'll try to keep that entire presentation to, oh, probably maybe 20 to 25 minutes and then at that point open it to questions and answers. And I'll cover in just a moment for you how you can send in your Q&A.

If you are in the Webcast interface, you'll see that within the Webcast interface you have the ability to control your own slides. There's a drop down list directly under the slides or in the bottom right corner immediately under the slides, the right arrow there will allow you to advance a single slide at a time. And we'll try to let you know when to advance the slides. But some of it should be fairly obvious from just the context of our presentation.

As far as sending in questions, the easiest way and the preferred way to send your question is just there within the Webcast interface, right there at the bottom – it should be up there by default. And if you click on – within that window you can type your question and then just click on the send button and that will send the question.

We'll have it within about a minute here and we'll be able to have it in queue and read it when we get to the Q&A session. So any time throughout the slide show if you feel prompted for a question feel free to send it in that way.

If you have any issues with that or problems with that you can also send it directly via email to sallen, as in Scott Allen, @publiccompanymanagement.com. And we'll also put that in queue as well. You can also send via fax if you prefer and there's a fax number there, 610-229-5498. Or you can also call in your question if you'd like to say your question and ask it interactively.

We do ask that you wait until the Q&A begins in order to do that otherwise you'll just be sitting in there on hold. And the call in number, if you want to speak your question, is 913-981-5559. And with that I'd like to go ahead and proceed into our company overview.

Public Company Management Corporation was established in October 2000 of MyOffiz Incorporated and we changed and realigned our business and acquired four companies in October 2004. Those have become four subsidiaries of Public Company Management Corporation. That's PubCo White Papers, Inc, GoPublicToday.Com, Public Company Management Services Incorporated, and Nevada Fund.

We did formalize the name change to Public Company Management Corporation in November of 2004 using the acronym PCMC. We do trade on the OTC bulletin board as PUBC. And if you'll take a look at slide five, you can see the corporate structure.

I won't go through it here. But these are the four subsidiaries of Public Company Management Corporation. In terms of market that we serve, we really focus on small businesses, and in particular small businesses that are at the growth stage.

And what we've identified as the market need that we really go after is small businesses that need long-term access to capital, that are looking to unlock shareholder value and create liquidity for their investors. They need possible acquisition currency for growth through mergers and acquisitions. A very important point is that they're looking to maintain entrepreneurial control of their company during the growth stage.

Typically in a venture capital situation or even angel investor situation they may have to give up a substantial portion, 30-40 percent, maybe even 50 percent of the company as opposed to being able to keep – as opposed to being able to keep as much as 85 percent of their company if they enter the public markets as a means of raising capital.

Then of course with Sarbanes-Oxley and the Patriot Act and all of the new regulations, there is a significant regulatory compliance issue and complexity when participating in the public markets. And of course they're all looking to this while controlling cash flow.

Our business is to provide these small businesses access to the public capital markets through three things: education, management and consulting services, and compliance management services. Our target clients include development and early stage companies that have a presence in established markets. And we look for an experienced management team, and very importantly, the expectation of profitable growth over the next three to five years. And most of all, we're looking for the ability to generate a positive return on investment. These are companies that will benefit from a long-term capital, not just a – not necessarily just a quick injection of cash, but are looking for a long-term capital raise. And that's the market we're intending to serve.

In terms of our business model and how we address that, we have a project-centric business model using outsourced services. So we are able to scale our delivery capability according to our client demand, and according to our project volume. We also have scalable cost structure associated with that. We have a low fixed overhead, and most of our costs are associated with revenue producing projects.

It also allows us to bring in top industry expertise to those clients and to create a repeatable process for client success so that we do this repeatedly. We know the formula. We know what makes it work. In particular we take our own medicine in that we practice what we preach.

And we have chosen the route of going public ourselves and demonstrating the best practices in having a newly public company and using that to– as a long-term strategy for all the things we talked about earlier. Another important part of that is the equity based fee structure. And I'll go into that a little bit more in a minute.

But the equity-based fee structure allows us to minimize the cash outlay for the clients. As we said, they're looking to control their cash flow. It helps ensure our total commitment to client's success because our success is very closely tied into our client's success. And it maximizes shareholder value. Because when those clients are successful we get to reap a lot of the reward for that which means our shareholders benefit from that as well.

The investment merits of this are that it's a scalable business model. We provide a turnkey solution for companies looking to enter the public market. They don't have go and find separate attorneys and accountants and investment advisors. We provide a total one-stop solution.

We handle the IPO, the SEC paperwork, consulting and legal advisory. And particular we carry that over when the company becomes public into managing their compliance for at least their first year so that they can establish those compliance processes and make sure that they stay there and garner the value that they are seeking by entering the public markets.

Of course it creates a cross selling mechanism for us because the people who come in for education through the PubCo White Papers end up being a feed of people, of potential candidates for going public through the SB2 listings or for referral out to one of our partners for other possible entries into the public markets.

And then once those clients enter the public markets, we end up getting the compliance contract. In fact the compliance contract is a mandatory part of the contract in taking them public. It also gives us a private like indirect investment opportunity.

So, what happens is we end up with stock ownership in – with an equity stake in all of these clients. And that ends up being a substantial part of the value of our company. And then the equity position in our company allows you to participate in these growth – in several of these growth stage companies that we've identified as highly successful potential.

It also gives the potential to participate in private equity returns. And in particular that we have a successful track record. And we'll take a look at some the clients that we are already have an equity stake in. And we're also tied in closely with this trends, with the growth in these public markets.

Now our value chain consists of our three subsidiaries, PubCo White Papers, which gives information about going public. Provides business plans reviews, strategic company review. That feeds into Go Public Today, which is where we take clients public through SB2 filings. And that feeds into PCMS where we maintain regulatory compliance.

Now each of these does have its own revenue model. And a self sustaining revenue model, but they also tie into each other and cross promote between the business units. As far as how we monetize that value chain, PubCo White Papers has revenue cycle that's anywhere from immediate – people can place orders directly on the web – on out to three months for a strategic company review. The fees range anywhere from $10 to $150 per white paper. And it's a very extensive library of over 200 white papers. It's unparalleled on the web. And if you haven't had a chance to visit, I encourage you to go by and do so. You'll get a sample of that, those of you who are attending the call are going to receive a copy of one of our premium white papers on reverse listings and public policy. And we'll be providing that information at the end of the call. On up to $3,995 for a strategic company review.

Go Public Today, the revenue cycle – you're looking at closer to nine months. The fee for taking companies public via an SB2 listing is $75,000 in cash and 500,000 shares in their company. Public Company Management Services, PCMS – the revenue cycle is from immediate spread across one year. As soon as we sign the contract, it's 750,000 [shares] and $4,000 a month starting immediately and carrying through the first year. So that's spread over the course of a year contract.

Looking at some of our selected clients – you can see we already have a fairly substantial portfolio of equity positions in some of our clients, over 2.5 million shares in (Megola), 2.0 million shares in ACS, nearly 1.4 million shares in (Winfield) Financial, and several of the other ones that have – that either have a smaller equity stake or some of the equity position has been sold off in order to have some realized earnings on those investments.

I wanted to highlight here one our great success stories is (Megola). It trades on the OTCBB as MGOA – started in January of this year at around 10 cents a share and is now trading up in 60s and 70s. And you can see they had a fairly substantial growth here through the year. That's quite a bit of market [value] raised there.

And you'll see a parallel trend if you look at what's happened with PUBC, with our company, since the reverse listing in September. We've gone from five cents a share– we've had a couple of trades at over a $1 share and are now trading in the mid to high 80s.

As I mentioned before we have an outsourced model where we partner with a number of strategic partners in order to deliver the turnkey solution that we provide. There is a list of these right here. I won't read off the list. But it's some of the top professionals in their field, ranging from companies that handle the listings, to CPAs, attorneys, sales specialists, marketing specialists, et cetera. And you can see there are full bios of our strategic partners on our web site in the team section.

Now with that, that gives you an overview of the company, and with that I'd like to turn it over to our President and CEO, Stephen Brock who will be going into the financial portion of the presentation. Over to you, Stephen.

Stephen Brock: Thank you, Scott. Hey, thanks a lot, Scott. Appreciate it. Thanks everybody for joining us today. Greatly appreciate you being here. Wanted to read from our press release back on December 1st, since that's what we 8-K'd and that's in the public markets. We announced revenues of $1.6 million for the nine months ending September 30th, 2004. That was a 300 percent increase over the year ending December 31st, 2003.

And that net income for the same period was $1.2 million was about 2,000 percent increase over the last year's period. We filed that 8-K within the 64 day window because you must when doing a reverse listing file within 64 days. And soon, sometime early next year it will become four days.

We have cash and marketable securities and long-term investments totaling over about $2 million as of September 30th. And that allows us to have nice shareholders equity of close to $2 million. Some other financial highlights include gross revenue and other income of 2.5 million, which includes 146 and 775 over realized and unrealized gains respectively on marketable securities of client companies collecting as fees.

Some of the things to point out there is that we're doing eight cents a share. And we had nice revenue increases of about 328 percent over fiscal year 2003. And we had combined revenues of $2.5 million with all the incomes included, realized and unrealized gains.

Some of the future outlook is – once we get this 1.5 million raised which we're looking forward to doing. We're going to be expending those funds towards more of our Google campaign, which is what we use to bring in many of leads. The Google campaign, if you type in venture capital, you'll typically see Public Company Management's ads come up.

And people click on there and get free white papers about learning how to go public and the various subjects that they want to learn about. Our campaign will become more aggressive. We'll be doing more research coverage on our company. We will get seminars going out there.

We figure if we get closer to our potential clients, then they can see us in these seminars, they will possibly sign our contracts sooner rather than later. And so we look forward toward positive transaction flow from that. Doing a little bit of the foresight, a little bit of guidance on what we plan for the next first quarter and fiscal year '05.

We look towards seeing revenues and other incomes of between $9,000 and $700,000, which all comes from either signing contracts from our clients of the $75,000 or the $4,000 a month to the unrealized and realized gains that we make in our securities holdings from sales or just the increase that happens during that quarter.

We look forward to seeing some pre-tax profits of between $175,000 and $232,000 in the first quarter of '05. And we look forward to seeing through the year, the remainder of those sales figures and profit figures that you see there. We had some good valuations. We got a PE right now of 11.8. And that's pretty much what I had to say regarding the financials. And forward toward your questions. Scott, back to you.

Scott Allen: Great, thanks Stephen. What I would like to do now before we get into the Q&A – first of all I'd like to go ahead and go as we give you the information as we talked about – as a token of our appreciation for your attendance today, we'd like to offer you all a free copy of "Reverse Listings–A policy primer."

This is one of our white papers from PubCoWhitePapers.com. It normally sells for $129.95. And we're making it available to you as appreciation for your attendance today. I have the link up there in the presentation on slide 20. It's www.publiccompanymanagement.com/q3pubc. Now that's also if you look in your presentation area there is a link there – there is link there in the presentation that says "free white paper."

You can click on that. That'll take you to that address as well. You will need to put in your registration information there because it's a separate system. But if you put in your registration information there and you'll be sent the complimentary white paper. So I'd like to thank you all for attending. And we will now get into the Q&A session.

Slide 21, again has the contact information. You can send your questions via the Webcast interface, which is again probably the easiest and preferred way to do it, or directly via email. You can also send it in via fax, 610-229-5498 or via phone at 913-981-5559. It looks like we've already got a few questions lined up. So with that I'll will go ahead and get into some of the questions that we have here.

Let's see. The first question we have is from (Terence Channon) of New Leads from Florida, who asks – How does taking stock for payment rather than cash for taking companies public make more sense than taking all cash? How does that reward the shareholders long-term? Stephen?

Stephen Brock: Well, I think the first thing is that it aligns us with our potential clients. Before everything, we're going to have shares of stock in that company. And we're going to work very, very, hard because we want that client to succeed.

The client succeeds, the stock increases. We are now are doing two things – one, helping the small business with less cost in getting to be publicly traded and making it a something from an incentive perspective where both parties are working hard to succeed.

If the company itself has, let's say 500,000 shares of stock and we've only charged them $75,000, we have shown that we – we did a study for the State of Nevada actually that showed that we put 1,100 hours into getting a company public traded. Based on our $350 an hour rate, we discount close to $300,000 what it would cost typically to get a company trading.

Rewarding the shareholders long-term – well for instance using MGOA as an example, we took stock in that company and had a lower fee structure. We did a – we had a $100,000 note due the company. And we converted that note from 10 cents a share to one million shares of stock. And we've got ourselves approximately a 600 percent earnings gain from that.

That keeps us aligned in helping to make sure that we've increased the value of our company's holdings. And we're standing by their side under our compliance contract that we used to have with them in helping them to make sure they stay with their Q's and K's on a timely basis.

Scott Allen: OK. Great. Next question comes from (Tim Fernback) of TCF Ventures in British Columbia – who says – you mentioned briefly the acquisition of a seminar management company. How will your business be materially affected by the addition of such a company? And please outline the relevant cost and benefits that this action will bring to PCMC.

Stephen Brock: Well, over the years, I have been talking to many, many potential clients. Then I went into doing the white paper program that brought anywhere from 30 to 70 leads a day in people looking to go public. Again, you type in venture capital or how to go public, you'll tend to see our ads come up promoting our company.

And the process of trying to get the potential client to connect the dots – to took a long, long, time for education to come to fruition before they finally sign a contract with the company. Once we went public – now we're leading by example. They're able to see how we're running our show is the way we would recommend they run their show. And with our execution, it's being able to sign contracts a little faster than we used to because again, they're seeing that we believe in the process and we're leading by example.

The seminars should help us even make that happen sooner because we're going be there in front of them. And we're able to have let's say 50 to 75 people show up in a city. And we're bringing our concepts and processes to them. That way they can come up to us and talk to us about it and see all the processes that we believe work for small business, and hopefully they'll sign contracts before they leave the seminar. But we're bringing our processes to their hometown and hopefully that will get them to come closer to the company and see the whites of our eyes and believe in us and want to sign with us right there.

Outlining the relevant costs and benefits– we don't know really the costs yet to effectuate that process. We have made mention that we are looking for a seminar management company to buy. But we certainly know the benefits. And that is being able to, I believe, sign contracts sooner rather than later.

Scott Allen: OK. Thanks Stephen. The next question comes from analyst Kipley J. Lytell who is a CFA with Investor and Research. It's the independent research firm covering PUBC who just released their first report this morning as a matter of fact. It says first of all congratulations on the great results for fiscal year '04, especially given the performance is only for nine months.

His question has three parts. Number one, what is the primary source for new clients? It is referrals from existing clients, strategic partners, or Webcast? Tied in with that, what is the estimated breakout in percentage terms? And then the other part of the question is – given the expected web marketing campaign, how would you anticipate the new business driver make up the change going forward?

Stephen Brock: Well, the majority of our clients have been coming from our PubCo White Paper's program. The process allows people that have taken down white papers to become – to come into our database. We have about 8,000 people in our database that are on an auto responder program where every few days for the first couple of weeks, we'll send out some notes to them about, you know, thanking them for taking down a white paper, et cetera.

And we'll offer them a no cost 30-minute open line. And those are schedule on Tuesday s and

Fridays for a few hours. That 30 minutes will have the potential client and myself visit about the

strategies on getting them capital. Most everybody needs capital and that's what they generally

are calling about. And we'll go over those processes during that 30 minutes. So a lot of it comes

from the Google campaign that we have out there, and we intend on intensifying our campaigns

once our capital raise is done.

In terms of break out in percentage terms, 90 percent comes from Google campaigns that we're

doing right now. Existing clients have certainly passed on leads to us. And strategic partners

have. But I would say that when all is added up, maybe it's five percent from each group.

The intensified Google campaign – I expect to see more business driven because, really because

of what we're doing now, showing how to execute. A small business getting traded on the

OTCBB, making sure that they follow these approaches that big companies follow, whether it be

Webcasting an earnings conference call to getting the word out with research. I mean a lot of

their research is covered because of the size company that they are. Small business has to pay

for their research right now. But it is independently done. In fact when signing up with the

company to do our research, I mean we pretty much sign off on the fact that we accept whatever

they find. If they find negativity, they put it out there. If they find positive, they put it out there.

That's pretty much how I see that question being answered.

Scott Allen: OK. Great. From Andrew J. Barwicki, the Chief Investment Officer at the Barwicki Group.

With respect to your security holdings, what if any generic plan do you have in place that will

enable you to liquidate your holdings?

Stephen Brock: Well, the generic plan is following how the market is treating those stocks. As the

company executes the stock that we have in our portfolio of their business and their trading

volumes increase and their prices are rising, we will sell into an up market and just stay monitoring so that we're always, you know, aligned with the company from a sales process, meaning that we don't want to hurt their rise in the marketplace, so we sell little bits at a time as the market price goes up.

If the market price is going down, we stay out of the marketplace. You know, we try and work with timing, and I'm pretty much the person that does that timing at the moment.

Scott Allen: OK. Tied in with that, (André Arthur) of AA2 asks, what is the size of your staff and what are your current management costs?

Stephen Brock: Well, I have been running this program as a virtual company. And that's the reason why it's scalable. We hire strategic partners, lawyers, M & A specialists, so that we're getting the best of the best. We'll pay these people anywhere from $20 an hour to, you know, as much $500 an hour depending on the process that they are bringing to the table.

And so when a contract is signed, we're able to pretty much direct those costs specifically to that project. So we're running the company with me as the President and CEO. And my goal is to keep the overhead as low as possible I use outsourcing to get this job done.

And the second beauty of that is these people that I have found over the years, I mean they respond so quickly. Within minutes we are, you know, conversing with the Internet and over the emails and faxes and phone. And area able to I think get projects done faster than most because I keep, you know, finding the best that are out there.

When they aren't the best, or they have other things that they have to do after, you know, learning them for awhile, I'm able to, you know, find additional people to replace them. So it's a nice scaleable model, up or down, on where the business is, so that I can focus the cost specifically on that project and not being eaten up by lots employees and administrative costs that I think that sometimes easily buries companies.

Scott Allen: Great. Stephen we have a few more questions here in queue, but lest turn our operator and see if we have anyone waiting on the phone lines with a question.

Operator: No, sir. No one has dialed in at this time.

Scott Allen: OK. See they love the web. It's a nice easy interface. All right let's go ahead and move on into – well, (John) asks – my company is new and does not have the $75K to go public. Do you ever take a position in some cases?

Stephen Brock: Well, I believe that the company is already doing that for small business by accepting a block of stock and lowering the fees based on that fee analysis that was done – 75 grand versus close to $385,000. But however the way we run it is the company long ago started accepting credit cards to help with cash flow. The down payment is $20,000. So we're not asking for all the fee up front.

It's spread out over time. As we hit benchmarks, we then are receiving the additional funds to move each part of the project forward. Hopefully, sometimes once the deposit done, we're going to create a small private placement memorandum for the company and they in turn are to after we've blue skied in their state to deliver it to friends, family, business associates, and try and do a small money raise so that their cost are covered.

Once that offering is done, we're going to file a SB2 to clear those shares. Those clearing of shares under the free trading rules at the SEC under what's call an SB2 is what's going to allow a company to become public.

So if all pieces work right, the small down payment on a credit card may even get the company getting their documents fast enough, and they may have raised a couple of dollars from it fast enough before even the credit card payment comes in.

I mean I've taken companies public on American Express, they got points all along the way. I think that we've done the best we can do for small business in keeping our fees reasonable for the professionals that we deliver to the table to get a job done and help a company become successful.

Scott Allen: So you can get frequent flyer miles for taking a company public. That sounds great. All right. Let's – next question. Does your public company registration process get the company on the OTCBB or the major exchanges such as AMEX and NASDAQ? That was submitted by Karen Rands of Kugarand Holdings, LLC.

Stephen Brock: The process gets the company to the OTCBB. The OTCBB has changed dramatically over the years to where it's a fully reporting process of bid and ask by market makers that are overseeing that with their bid and ask programs.

And being at the OTCBB really is almost like being like on the NASDAQ because there are only a very few pieces of the process that you don't have to do, like an audit committee, independent director. But there is some much transparency on the OTCBB now. I mean it's wonderful. When they changed those rules in '99 it was the best thing the SEC could do for small business and for investors because of those transparency rules changes.

The OTCBB should be used and looked at as a stepping stone. It's inexpensive place to get to. You're able to raise capital as proven by many people that have done it with everything from equity lines to restricted stock lending, to equity capital being raised at the OTCBB level. Lots of press releases everyday out there about the kind of money being raised at the OTCBB level.

Using the OTCBB as a stepping stone to AMEX and to small cap NASDAQ is where you should be building your business to meet that next level of listing requirements. Once you've reached those benchmarks that are well publicized at NASDAQ and AMEX, that's when you make the application listing and ask to go to that next step. We in fact have a white paper at PubCo White Papers called OTCBB as a stepping stone that I recommend that you review and read. And that's the way to us to OTCBB.

Scott Allen: OK. Now do you also– do you also provide some services and through Public Company Management Services in terms helping companies prepare to go that next level, correct?

Stephen Brock: Well, through our compliance process and our showing them the steps that will get them to that next level, we are in a round about way helping them get there. Once they are ready to get there, our company Go Public Today would make those applications for them for a fee. And we would hope that we would be able to get them to that next level.

Scott Allen: OK. Great. Our next question comes from (Daniel Diachun) of Computer Services and Solutions Incorporated. I hope I have pronounced that correctly (Daniel). My apologies if I didn't. His question is – regarding the financial projection for first quarter fiscal year '05 of revenue of $9 to $13 – this is considerably less than one quarter of the whole year projection.

Now I assume that visibility is good since first quarter of '05 is almost over, why is first quarter estimate so low? Is it seasonality that will be expected every year? Is it some other blip in the deal flow or is there some other reason that the projections for the rest of the year are higher?

Stephen Brock: If you analyze our revenues, you'll see that a lot of our increased revenues are coming from the stock holdings because they have become seasoned and are growing in value, hence other income. The revenues of $9,750 to $13,000 – we must do revenue recognition. The revenue recognition, our auditor Malone Bailey won't allow us to book a contract, you know, that comes in and we're only allowed to do a piece of it. So as we sign contracts, you might see there 10 percent applied for that month, or that quarter. In fact there's basically around 20 percent to 25 percent of the total contract that will get booked in that first quarter. That includes stock, typically at 10 cents a share and then the percentage of the $75,000.

So we're going to do our best to estimate in an area that we feel that we're comfortable with so that if we can – especially, you know, since it's the end of year and you know, Christmas is here and Thanksgiving. You just don't sign as many contracts towards this time of season.

We obviously show fiscal year '05 in much better light because we've got I think more leading by example will occur and more people that find out about us – I've been getting a lot of phone calls of people that I've been working for a long time to look at our process. And they've got a much bigger interest now that they can see how we're doing things. And if those contracts get signed, we'll be able to give better guidance in the future.

Scott Allen: Great. Now let's check with our operator again. See if we have any – do we have any questions from the phone lines.

Operator: No we do not.

Scott Allen: OK. We'll wrap that up with (that) then. We do have a couple of additional questions, but it looks like they are detailed in some pretty close detail. Looking for some specific numbers that I know Stephen, we may not have at our fingertips. So we'll defer those.

And to those of you who have those questions, we'll address those to you off line. And with that I'd like to thank you all again for attending our call today. And thank you Stephen for your presentation. And that will conclude our call.

This will be available; we'll say should be available on Wednesday afternoon. Well, the presentation is available for immediate download as you know. But we will 8-K this along with a transcript of the entire call. And that should be available on our site on Wednesday and available through press release as well. And thank you all for attending.

Stephen Brock: Thank you.

Operator: Once again, that does conclude today's teleconference. We thank you for your participation.

END